FAX: 212 848-7179 TELEX: 667290 WUI www.shearman.com	Shearman & Sterling llp 599 LEXINGTON AVENUE NEW YORK, NY 10022-6069 212 848-4000 September 28, 2005	ABU DHABI BEIJING BRUSSELS DÜSSELDORF FRANKFURT HONG KONG LONDON MANNHEIM MENLO PARK MUNICH NEW YORK PARIS ROME SAN FRANCISCO SINGAPORE TOKYO TORONTO WASHINGTON, D.C.
VIA EDGAR

U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Mail Stop: 0409 Attention: Ms. Elaine Wolff / Mr. Geoffrey Ossias
Ladies and Gentlemen:
WebMD Health Corp.
Registration Statement on Form S-1 (File No. 333-124832)
     We refer to our telephone conversation with the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 27, 2005 with respect to Amendment No. 6 to the Registration Statement on Form S-1, File No. 333-124832 (the “Registration Statement”), filed by the WebMD Health Corp. (the “Company”) with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), on September 27, 2005.
     On behalf of the Company, and as requested by the Staff in our telephone conversation, we are submitting this supplemental response to provide the Staff with an analysis as to why a recirculation of the preliminary prospectus relating to the initial public offering of the Company’s Class A Common Stock is not required under the Securities Act.
Overview
     The Company filed its initial Registration Statement with the Commission on May 12, 2005. Amendments to the Registration Statements were filed on July 15, 2005, August 19, 2005, September 8, 2005, September 14, 2005, September 19, 2005 and September 27, 2005. The Company’s preliminary prospectus distributed in connection with the road show relating to the offering was included in Amendment No. 5 to the Registration Statement (such preliminary prospectus referred to in this letter, the “A5 Preliminary Prospectus”), filed on September 19, 2005.
     On September 26, 2005, based on positive indications of interest from potential investors during the course of the road show relating to the offering that commenced on September 19, 2005, the Company and the underwriters, for which Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as representatives (the “Representatives”), determined to increase the price range of the Class A Common Stock from $13.50—$15.50 per share to $15.50—$17.50 per share. This increase in
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price range represented an increase in the proposed maximum aggregate offering price of the Class A Common Stock in this offering of approximately 12.9%.
     Primarily as a result of the change in price range, a pre-effective amendment to the Registration Statement was filed on September 27, 2005, reflecting this increase in the price range and other changes related to such increase in price range. Additionally, revisions were included in the amended preliminary prospectus forming part of Amendment 6 to the Registration Statement (the “A6 Preliminary Prospectus”), covering the following two areas:
•	In response to the Staff’s comments, dated September 16, 2005, the Company included additional disclosure in the “Use of Proceeds” section of the A6 Preliminary Prospectus, which disclosure repeats information contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” section in the A5 Preliminary Prospectus. In this respect, there is no new disclosure in the A6 Preliminary Prospectus that was not previously included in A5 Preliminary Prospectus. The disclosure now merely appears in two places in the A6 Preliminary Prospectus.

•	Finally, the Company (1) disclosed an increase in the number of directors on its board from seven members to eight members, and included a biography of the eighth member of the board, Stanley S. Trotman, Jr., an independent director, and (2) in response to the Staff’s comments, dated September 16, 2005, disclosed the executive officers and employees of WebMD Corporation (the parent company) that would receive stock options upon the pricing of the offering. The Company respectfully submits that there is no “substantial likelihood” that the disclosure of the addition of Stanley S. Trotman, Jr., as the eighth board member, or the executive officers and employees of the parent company that would receive stock options would have been viewed by the reasonable investor has having significantly altered the “total mix” of information available and disclosed in the A5 Preliminary Prospectus.
     Copies of the A6 Preliminary Prospectus were delivered to the Representatives on September 27, 2005. Based on representations from the Representatives, the Company understands that (1) the Representatives have taken reasonable steps to make copies of the A6 Preliminary Prospectus available to each underwriter, selling group member and sales force personnel, and (2) each of the Representatives has orally advised its sales forces and all prospective purchasers of shares of the change in price range and corresponding changes in the disclosure in the A6 Preliminary Prospectus as a result of such changes.
Analysis
     The Company respectfully submits that it does not believe that a recirculation of the preliminary prospectus is required under the Securities Act for the following reasons:
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•	The number of shares of Class A Common Stock to be sold in the initial public offering did not change. Accordingly, the price range increase will not reduce the percentage of the shares of the Company’s common stock that the prospective investors will own after the completion of the offering. While noting that Rule 462(b) under the Securities Act is not directly applicable to the issue of recirculation of a preliminary prospectus, the Company respectfully submits that the 20% threshold set forth in Rule 462(b) provides a useful benchmark against which to analyze whether a recirculation should be required. As noted above, the 12.9% increase in the proposed maximum aggregate offering price is significantly less than 20%.

•	Similarly, although Rule 430A under the Securities Act is not directly applicable to the issue of recirculation of a preliminary prospectus, the Company respectfully submits that, as with the Rule 462(b) analysis discussed above, it seems reasonable to assume that the 20% threshold of Rule 430A also provides guidance as to the Commission’s views on recirculation in the context of changes in the size and price of an offering prior to effectiveness. Under Rule 430A, a post-effective amendment need not be filed in connection with an offering if there is a decrease or increase in offering size (if such an increase would not require the registration of additional securities) or if the actual price is outside the price range if the new size and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

•	While the Company included additional disclosure in the “Use of Proceeds” section of the A6 Preliminary Prospectus, such disclosure did not change from that described in the A5 Preliminary Prospectus. In this regard, the Company notes that the additional disclosure added to the “Use of Proceeds” section in the A6 Preliminary Prospectus merely provided additional detail regarding the various uses of proceeds from the offering, all of which disclosure was already set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” section of the A5 Preliminary Prospectus.

•	The Company’s anticipated cash flows and its liquidity, which is disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” section of the prospectus, would not be adversely impacted by the increased price range. In fact, the Company’s cash on hand and liquidity would improve as a result the increased price range.
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•	As noted above, the Representatives have taken reasonable steps to make copies of the A6 Preliminary Prospectus available to each underwriter, selling group member and sales force personnel, and each of the Representatives has orally advised its sales forces and all prospective purchasers of shares of the change in price range and corresponding changes in the disclosure in the preliminary prospectus as a result of such change.
     In light of the foregoing, the Company is of the view that there is no substantial likelihood that the disclosure of any additional information in the A6 Preliminary Prospectus would have significantly altered the total mix of information available to prospective investors. Accordingly, the Company does not believe that a recirculation of the preliminary prospectus is required under the Securities Act.
Very truly yours,
/s/ Stephen T. Giove
Stephen T. Giove
cc:
Anthony Vuolo,
     Executive Vice President and Chief Financial Officer of WebMD Health Corp.
Douglas W. Wamsley,
     Executive Vice President, General Counsel and Secretary of WebMD Health Corp.
Charles A. Mele,
     Executive Vice President, General Counsel and Secretary of WebMD Corporation
Andrew J. Pitts
     Cravath, Swaine & Moore LLP
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